UnionBanc Investment Services, LLC

(SEC ID. NO. 8-30706)

Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2022
and Report of Independent Registered Public
Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

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SEC FILE NUMBER
8-30706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UnionBanc Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 N. Brand Blvd, 16th Floor
(No. and Street)

Glendale, (City) CA (State) 91203 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Julian Jacolev, Managing Director, CFO (Name) 206-664-0061 (Area Code – Telephone Number) julian.jacolev@unionbank.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 34 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Julian Jacolev, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company"), as of December 31, 2022, are true and correct. I further affirm that neither the Company nor any member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer. Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, UnionBanc Investment Services, LLC is making this filing without a notarization.

Signature:

Title: Managing Director & CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of UnionBanc Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UnionBanc Investment Services, LLC (the "Company") as of December 31, 2022, and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Policy

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for income taxes during the year ended December 31, 2022.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As disclosed in Note 6, the accompanying financial statements include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

Report on Supplemental Schedules

The supplemental schedules H, J and M listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 15, 2023

We have served as the Company's auditor since 1996.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 3,980,329
Financial instruments owned — At fair value	106,398,176
Deposits with clearing organization	15,469,843
Receivable from clearing organization — Net	1,140,419
Fees and commissions receivable	6,372,856
Due from Parent — Net	702,750
Other assets	765,091
TOTAL	134,829,464

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expense and other liabilities	$ 3,396,318
Member's equity	131,433,146
TOTAL	134,829,464

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:	
Commissions	$ 26,401,014
Advisory fees	19,366,525
Principal transactions, net	15,517,484
Bank deposit sweep fees	16,456,059
Interest	1,688,061
Other income	475,597
Total revenues	79,904,740
EXPENSES:	
Salaries, incentives and employee benefits	41,876,942
Management fees	14,116,000
Clearing expenses	6,400,687
Occupancy and equipment	3,465,346
Market and data	1,592,214
Regulatory fees	705,840
Other	3,326,622
Total expenses	71,483,651
NET INCOME	$ 8,421,089

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Member's Equity
BALANCE — January 1, 2022	$ 123,889,808
Adjustment from change in accounting principle	(2,832,486)
OPENING BALANCE — January 1, 2022	$ 121,057,322
Capital contribution — Accounting principle change	2,832,486
Compensation — Restricted stock units	(877,751)
Net income	8,421,089
BALANCE — December 31, 2022	$ 131,433,146

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income $ 8,421,089

Adjustment to reconcile net income to net cash used by operating activities:

Depreciation and amortization	48,086
Contributions related to stock plan expense	(877,751)
(Increase) decrease in operating assets:	
Financial instruments owned — At fair value	5,596,418
Deposits with clearing organization	(5,633,318)
Fees and commissions receivable	(3,291,887)
Receivable from clearing organization — Net	(1,244,381)
Due from parent — Net	(7,555,029)
Other assets	(86,667)
Increase in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	789,671
Net cash used by operating activities	(3,833,769)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of furniture, equipment, and leasehold improvements (4,415)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contribution — Accounting principle change 2,832,486

NET DECREASE IN CASH AND CASH EQUIVALENTS (1,005,698)

CASH AND CASH EQUIVALENTS — Beginning of year 4,986,027

CASH AND CASH EQUIVALENTS — End of year $ 3,980,329

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company is a single member limited liability company that is a wholly-owned subsidiary of MUFG Union Bank, N.A. (the "Parent"), a wholly-owned subsidiary of US Bancorp ("USB"). Prior to December 1, 2022, the Parent was a wholly-owned subsidiary of MUFG Americas Holding Corporation ("MUAH"), which is owned by MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). On December 1, 2022, the previously announced sale by MUAH of 100% of the issued and outstanding shares of the common stock of the Parent to USB was completed under the terms of the Share Purchase Agreement. The Company's financial statements were not significantly impacted by the sale of the Parent to USB.

The Company provides services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting of dedicated investment specialists. The Company clears transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to, compensation and estimating the fair value of financial instruments (see Note 5).

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. There are no cash equivalents or restricted cash recorded as of December 31, 2022.

Deposits with Clearing Organization — Represents cash held at the clearing organization for trading purposes.

Receivable from Clearing Organization — **Net** — Payables to clearing organization include amounts payable for unsettled regular-way trades. Receivables from clearing organization include receivable for unsettled regular-way trades.

Financial Instruments — Financial instruments are recorded on a trade-date basis. Gains and losses are determined on a first in–first out basis. Interest associated with financial instruments owned, at fair value, is accrued as interest income and interest receivable in other assets on the Statement of Operations and Statement of Financial Condition, respectively. Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, *Fair Value Measurements* (See Note 5), and unrealized and realized gains and losses are included in principal transaction revenue, net.

Due from Parent — **Net** — Primarily consists of salary expense, bonus expenses, rent allocation, and management fees due from the Parent. Amounts due from or to Parent are settled monthly.

Income Taxes — The Company is a single-member Limited Liability Company and a disregarded entity for income tax purposes. The income or loss attributable to the Company's operations is passed through to the Parent for tax purposes. The Company has not elected to push down and allocate current and deferred tax expense from the Parent and, accordingly, no income tax provision has been recorded.

Effective January 1, 2022, the Company elected to change its method of accounting for income taxes under ASC 740 to not allocate current and deferred tax expense from the Parent. The Company believes that this approach to accounting for income taxes is preferable to the Company's previous method of allocating taxes, as the Company is a disregarded entity to Parent and presenting taxes at the Company level does not reflect the actual tax liability of the Company. This election has been applied retrospectively, resulting in a decrease to beginning member's capital and removal of the deferred tax asset presented in prior periods on the statement of financial condition.

Revenues from Contracts with Customers — The Company recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment.

Commissions — Commissions include money market funds/mutual fund 12b-1 fees of $ 5.0 million, annuity sales of $17.4 million, and other brokerage commissions of $3.9 million. The Company earns revenues for distribution and related support services performed related to mutual funds, fixed and variable annuities and insurance products. Depending on the product sold, The Company may receive an upfront fee for our services, a trailing commission, or some combination thereof. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Annuity sales and brokerage commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and are recognized at the time of sale, or when the performance obligation is satisfied.

Trailing commissions on annuities, 12b-1 fees and other brokerage trading are generally based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. These fees are variable due their dependence on the underlying asset value at future points in time as well as the length of time the investor remains in the fund. Both of these are highly susceptible to factors outside the Company's influence, therefore the Company does not believe that it

can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Advisory Fees — The Company provides investment advisory services to its clients. Advisory fees are generally based on related asset levels under management of a customer's account. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Bank Deposit Sweep Fees — Bank deposit sweep fees represent fees earned on available cash balances in client accounts that were swept into Federal Deposit Insurance Corporation ("FDIC") insured cash accounts at an affiliated bank, for which the Company earns a percentage on the outstanding client balances. The amounts received are variable in nature and fluctuate based on client cash balances in the program, as well as the level of short-term interest rates relative to interest paid to clients on outstanding balances. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Management Fees — Management fees are paid to the Parent under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resource services and are based on a fixed fee.

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

There are no new accounting pronouncements that impact the Company in 2022 and 2023.

4. **RECEIVABLE FROM CLEARING ORGANIZATION — NET**

Amounts payable to/ receivable from brokers, dealers, and clearing organization as of December 31, 2022 consist of the following:

	Receivable	Payable	Receivable From Clearing Organization — Net
Unsettled Trades	$ 61,836,149	$ (60,695,730)	$ 1,140,419

5. **FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS**

Valuation Methodologies — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between willing market participants at the measurement date. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models. Valuation adjustments may be made to ensure the financial instruments are recorded at fair value.

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by US GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation, which may be significant.

In assigning the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured at fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements on a Recurring Basis — The following table presents Financial Instruments Owned at fair value on a recurring basis at December 31, 2022, by caption on the Statement of Financial Condition and by valuation hierarchy level:

	Level 1	Level 2	Level 3	Fair Value
Financial Instruments Owned at fair value:				
U.S. Government sponsored agency securities	$ -	$ 104,732,050	$ -	$ 104,732,050
State and municipal obligations	-	1,666,126	-	1,666,126
Total Financial Instruments Owned at fair value	-	106,398,176	-	106,398,176

U.S. Government sponsored agency securities and state and municipal obligations are valued using third party market price quotations.

Financial Instruments Not Measured at Fair Value — Certain financial assets that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets are classified as either Level 1 or Level 2 within the fair value hierarchy. Level 1 includes cash and cash equivalents and deposits with clearing organization. Level 2 includes receivable from clearing organization — net and fees and commissions receivable.

6.   RELATED-PARTY TRANSACTIONS

At December 31, 2022, the Company had cash of $3,980,329 deposited in non-interest-bearing checking accounts at the Parent.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services paid by the Parent, which includes all employee and occupancy and certain equipment expenses related to the operation of the Company. Such expenses for the year ended December 31, 2022 were $41,876,942 for employee salaries and benefits, $6,400,687 for clearing expenses, $3,465,346 for occupancy and equipment, $1,592,214 for market and data, $705,839 for regulatory fees, and $3,326,622 for all other expenses. Other expenses include communications, professional services, operating losses, and travel and conferences expenses.

In addition, management fees are paid to the Parent for the use of certain shared resources such as administrative, legal, and human resource services. In consideration for the services provided, the Company pays the Parent fixed fees under a master service agreement. For the year ended December 31, 2022, total intercompany management fees paid to the Parent were $14,116,000.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on a cash balance formula, with annual pay credits based on a participant's eligible pay multiplied by a percentage determined by age and years of service, with annual interest credits based on 30-year Treasury bond yields. Employees become eligible for this plan after one year of service and become vested upon completing three years of service. The plan costs are allocated to the Company by the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

Eligible employees of the Company are awarded long-term incentives that are included in the Salaries, incentives and employee benefits in the Statement of Operations. Prior to December 1, 2022 long-term incentives consisted of restricted stock unit grants ("RSUs") under the MUAH Stock Bonus Plan ("MUAH Plan") and deferred cash awards. The RSUs and deferred cash awards generally vested pro-rata on each anniversary of the grant date and became fully vested three years from the grant date, provided that the employee had completed the specified continuous service requirement. On December 1, 2022 unvested RSUs and deferred cash awards were forfeited in accordance with the terms of the Share Purchase Agreement and replaced with deferred cash awards. The vesting schedules of the replacement awards substantially matched the terms of the forfeited awards.

The Company's total fair value of RSUs that vested during the year ended December 31, 2022 was $1,763,098. The Company's total compensation expense for RSUs and deferred cash awards during the year ended December 31, 2022 was $1,574,984.

Total pension, 401(k) plan, and postretirement benefits expenses are included in the total employee salaries and benefits expense allocated from the Parent and were not significant for the year ended December 31, 2022.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances. At December 31, 2022, the Company had net capital of $117,031,589, which was $116,781,589 in excess of the required $250,000.

8. **RISK**

As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of and for the year ended December 31, 2022, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

National Financial Services Clearing Agreement — The Company participates in a clearing agreement with National Financial Services ("NFS"), a wholly owned subsidiary of Fidelity Investments. Under the terms of the NFS agreement, NFS acts as a clearing agent and carries the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade-clearing function performed on its behalf. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin.

Portfolio Connection — Portfolio connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information from NFS. There were no outstanding items as of and for the year-ended December 31, 2022.

Litigation – The Company may can be named in legal actions arising in the ordinary course of business and records contingent reserves under ASC 450 as appropriate. Management of the Company believes that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

9. **SUBSEQUENT EVENTS**

The Company has evaluated the need for disclosure and/or adjustment resulting from subsequent events through the date this financial statement was available to be issued. Management found no subsequent events to be disclosed.

* * * * * *

UNIONBANC INVESTMENT SERVICES, LLC

Schedule H

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2022

Total member’s equity from statement of financial condition	$	131,433,146
Deduct ownership equity not allowable for Net Capital		
Adjusted member’s equity from statement of financial condition		131,433,146
NONALLOWABLE ASSETS		
Cash held with Parent		3,980,329
Fees and commissions receivable		6,263,539
Due from Parent - Gross		3,353,264
Other		765,092
Total		14,362,224
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		117,070,922
HAIRCUTS ON SECURITIES		39,333
NET CAPITAL		117,031,589
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)		250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	116,781,589

There were no material differences between the above computation and the Company’s corresponding amended unaudited December 31, 2022 Form X-17A-5, Part IIA FOCUS report filed on February 13, 2023.

UNIONBANC INVESTMENT SERVICES, LLC   **Schedule J**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. All other business activities are limited to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company is not required to prepare the reserve requirements for brokers or dealers.

There were no material differences between the above statement and the Company's corresponding amended unaudited December 31, 2022 Form X-17A-5, Part IIA FOCUS report filed on February 13, 2023.

UNIONBANC INVESTMENT SERVICES, LLC

Schedule M

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. All other business activities are limited to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company is not required to prepare the reserve requirements for brokers or dealers.

There were no material differences between the above statement and the Company's corresponding amended unaudited December 31, 2022 Form X-17A-5, Part IIA FOCUS report filed on February 13, 2023.